As filed with the Securities and Exchange Commission on April 26, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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FORM F-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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AngloGold Ashanti Limited

(Exact name of Registrant as specified in its charter)

The Republic of South Africa	**Not Applicable**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

11 Diagonal Street
Johannesburg, 2001
(PO Box 62117, Marshalltown, 2107)
South Africa
Tel: +27 (11) 637-6000

(Address and Telephone Number of Registrant's Principal Executive Offices)

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AngloGold North America Inc.
7400 East Orchard Road, Suite 350
Greenwood Village, CO 80111
Tel: +1 (303) 889-0700

(Name, Address and Telephone Number of Agent for Service)

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Copies to:

Richard J.B. Price
Shearman & Sterling LLP
9 Appold Street
London EC2A 2AP, England
Tel: + 44 (20) 7655-5000

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Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ?

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. .

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ?

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ?

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ?
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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Ordinary shares (2)(3)....................	3,650,000	$33.60	$122,640,000	$15,538.49

(1) Estimated, pursuant to Rule 457(c) under the Securities Act of 1933, solely for the purpose of calculating the registration fee and based upon the average of the high and low prices of the American Depositary Shares representing ordinary shares of AngloGold Ashanti Limited as reported on the New York Stock Exchange on April 23, 2004.

(2) A separate registration statement on Form F-6 (Registration No.333-14066) has been filed for the registration of American Depositary Shares evidenced by the American depositary receipts issuable upon the deposit of the ordinary shares registered hereby. Each American Depositary Share represents one ordinary share.

(3) Represents shares being registered for offer or sale by the selling securityholders as described in the prospectus forming part of this registration statement.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

Dated April 26, 2004

PROSPECTUS

ANGLOGOLD ASHANTI LIMITED

11 Diagonal Street
Johannesburg, 2001
(PO Box 62117, Marshalltown, 2107)
South Africa
Tel: +27 (11) 637-6000

3,650,000 Ordinary Shares

This prospectus relates to 3,650,000 of our ordinary shares that may be offered for sale or otherwise transferred from time to time by the selling securityholders. The selling securityholders will receive these shares in the form of American Depositary Shares, or ADSs, upon conversion of 2.375 per cent guaranteed convertible bonds due 2009, issued by AngloGold Holdings plc, each convertible into our ADSs and guaranteed by AngloGold Ashanti Limited. See below under "Convertible Bonds". The selling securityholders may offer these ADSs from time to time through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of these ordinary shares.

Our ADSs each representing one ordinary share, are listed on the New York Stock Exchange under the symbol "AU". Our ordinary shares are listed on the JSE Securities Exchange South Africa under the symbol "ANG", the London Stock Exchange under the symbol "AGD", the Paris Bourse under the symbol "VA", the Australian Stock Exchange in the form of CHESS depositary interests, each representing one-fifth of an ordinary share, under the symbol "AGG", and quoted in Brussels in the form of international depositary receipts under the symbol "ANG BB". The closing price of our ADSs on the New York Stock Exchange on April 23, 2004 was US$33.21 per ADS.

Investing in our ordinary shares involves risks. See "Risk Factors" starting on page 15 of our Form 20-F for the year ended December 31, 2003, incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 26, 2004

LNDOCS01/354287.3

TABLE OF CONTENTS

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FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections of future events. These forward-looking statements are subject to risks, uncertainties and assumptions about our business. You should consider any forward-looking statements in light of the risks and uncertainties described under "Risk Factors" and elsewhere in the information contained or incorporated by reference in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the future events described in this prospectus may not occur.

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ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a public company incorporated under the laws of the Republic of South Africa. All except one of our directors and officers, and all the experts named herein, reside outside the United States, principally in South Africa. You may not be able, therefore, to effect service of process within the United States upon those directors and officers with respect to matters arising under the federal securities laws of the United States.

In addition, substantially all of our assets and the assets of our directors and officers are located outside the United States. As a result, you may not be able to enforce against us or our directors and officers judgments obtained in US courts predicated on the civil liability provisions of the federal securities laws of the United States.

We have been advised by our South African counsel, Taback and Associates (PTY) Ltd., that there is doubt as to the enforceability in South Africa of civil liabilities based on federal or state securities laws of the United States, either in original actions or in actions for enforcement of judgments of US courts.

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NON-GAAP FINANCIAL MEASURES

In this registration statement and in documents incorporated by reference herein, we present financial items such as "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce" that have been determined using industry standards promulgated by the Gold Institute and are not measures under generally accepted accounting principles in the United States ("US GAAP") or under generally accepted accounting principles in the United Kingdom ("UK GAAP"). An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with US GAAP or UK GAAP either in this document or in any document incorporated by reference herein. In addition, in this registration statement, we present terms such as "total production costs per ounce" as used by Ashanti. The term "total cash costs", used historically by AngloGold, is not equivalent to the term "cash operating costs", used by Ashanti, and the term "total production costs per ounce", as used historically by AngloGold, is not equivalent to the same term as used by Ashanti. An investor should not assume that non-GAAP financial measures used by Ashanti have the same meanings as identical or similar measures used by AngloGold, even if both are contained herein.

1

While the Gold Institute has provided definitions for the calculation of "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce", the definitions of certain non-GAAP financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine's performance as they provide:

- an indication of a mine's profitability, efficiency and cash flows;

- the trend in costs as the mine matures; and

- an internal benchmark of performance to allow for comparison against other mines.

A reconciliation of total production costs to cash operating costs, as included in Ashanti's audited financial statements for each of the two years in the period ended December 31, 2003, is included in a Form 6-K submitted to the United States Securities and Exchange Commission (the "SEC") by us on March 19, 2004.

THE COMPANY

We are one of the world's largest gold producers by volume of gold produced, with extensive reserves and production of approximately 5.62 million ounces of gold in 2003 (without giving effect to the combination of AngloGold Limited with Ashanti Goldfields Company Limited, or Ashanti). With our corporate headquarters in Johannesburg, we draw our production from four continents. Operations historically conducted by AngloGold comprise open-pit and underground mines and surface reclamation plants in Argentina, Australia, Brazil, Mali, Namibia, South Africa, Tanzania and the United States and exploration activities in these countries (except Namibia) as well as in Canada, Mongolia and Peru. AngloGold is also involved in sustaining and growing the market for our product. Ashanti has interests in major gold mines in Ghana, Guinea, Tanzania and Zimbabwe. In 2003, Ashanti's attributable gold production was 1.53 million ounces.

On August 4, 2003, we entered into a transaction agreement with Ashanti to acquire all of its issued and outstanding share capital. The transaction was completed on April 26, 2004. On a combined basis AngloGold and Ashanti have 83.8 million ounces of attributable proven and probable reserves (based on AngloGold's and Ashanti's reported reserves as of December 31, 2003).

We were incorporated in South Africa in 1944 as Vaal Reefs Exploration and Mining Company Limited and have operated as AngloGold Limited since March 30, 1998. As of the completion of the combination with Ashanti, we operate as AngloGold Ashanti. All references in this document to AngloGold Limited or AngloGold are to our company prior to the completion of our combination with Ashanti, and all references in this document to AngloGold Ashanti Limited or AngloGold Ashanti are to our company as of the date of the completion of the combination with Ashanti (see below).

ASHANTI COMBINATION

Under the terms of the transaction agreement entered into between AngloGold and Ashanti, each Ashanti security holder received either 0.29 AngloGold Ashanti ordinary shares or 0.29 AngloGold Ashanti ADSs for each Ashanti share, Ashanti global depositary security or 100 Ashanti Zimbabwe depositary receipts held by them. In connection with our combination with Ashanti, we issued approximately 38.5 million ordinary shares (or share equivalents) to these security holders, including 10,440,000 AngloGold Ashanti ordinary shares to Lonmin Plc. In addition, in exchange for certain regulatory undertakings, including an agreement to extend the term of the mining lease relating to Ashanti's Obuasi mine until 2054, we issued approximately 2.7 million shares and paid approximately US$10 million to the Government of Ghana. Based on the share capital of Ashanti and AngloGold at April 19, 2004, on completion of the combination, holders of AngloGold securities own approximately 84.4% and holders of Ashanti securities (including the Government of Ghana in its role as regulator) own approximately 15.6% of AngloGold Ashanti's share capital.

USE OF PROCEEDS

The selling securityholders will receive all of the proceeds from sales of American Depositary Shares pursuant to this prospectus. We will not receive any of the proceeds from these sales.

DESCRIPTION OF ASHANTI

Overview

Ashanti is engaged in the mining and processing of gold ores and the exploration and development of gold properties in Africa and in hedging activities in connection with its gold production. Ashanti has interests in major gold mines in Ghana, Guinea, Tanzania and Zimbabwe. In 2003, Ashanti's attributable gold production was 1.53 million ounces. As at December 31, 2003, Ashanti had proven and probable contained gold reserves of approximately 20.7 million ounces on an attributable basis.

Summary Operating Data

The following table presents summary consolidated operating data for Ashanti, based on Ashanti's audited consolidated financial statements for the two years ended December 31, 2003.

Operating data for Ashanti	Year ended December 31,	
	2002	**2003**
Gold production (thousand ounces)	1,622	1,604
Attributable gold production (thousand ounces)	1,554	1,528
Cash operating costs (US$ million)	323.1	356.3
Cash operating costs per ounce (US$/oz) [1]	199	222
Total production costs per ounce (US$/oz) [2]	269	295
Capital expenditure (million US$)	64.5	83.0

Notes:

(1) Cash operating costs per ounce is a measure of the average cost of producing an ounce of gold, calculated by dividing the total cash operating costs in a period by the total gold production over the same period.

(2) Total production costs per ounce is a measure of the average cost of producing an ounce of gold, calculated by dividing the production costs in a period by the gold production over the same period; total production costs per ounce represents cash operating costs per ounce, plus royalties, depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs; total production costs per ounce is a non-GAAP measure of financial performance and should not be considered by investors in isolation or as alternatives to operating costs per ounce, total costs or any other measure of financial performance presented in accordance with GAAP or as an indicator of Ashanti's performance, or that of its mines. The calculation of total production costs per ounce may vary significantly among gold mining companies. However, Ashanti believes that total production costs per ounce provides a useful indicator to investors and management of performance including: (i) an indication of profitability and efficiency; (ii) the trend in costs as mines mature; (iii) a measure of gross margins per ounce, by comparison of the total production costs per ounce to the price of gold; and (iv) an internal benchmark of performance to allow for comparison against other mines. A reconciliation of total production costs per ounce to cash operating costs per ounce as included in Ashanti's audited financial statements for the two-year period ended December 31, 2003, is included in a Form 6-K submitted to the SEC by AngloGold Limited on March 19, 2004; see documents listed in "Incorporation By Reference". See also "Non-GAAP Financial Measures" above.

Reserves

The following table sets out Ashanti's attributable Proven and Probable Ore Reserves as reported by Ashanti in its annual accounts for the year ended December 31, 2003. The information on Proven and Probable Ore Reserves refers to Ashanti's attributable interest. These Ore Reserves have been estimated in compliance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), are reported in accordance with the requirements of the SEC Industry Guide 7 and do not take into account metallurgical losses. The principles applied to the determination of the reserves as reported by Ashanti are set out below.

Cut-off grades are applied to geological data when assessing mineralized material in order to ensure that material never likely to be economic is not included in the reserves. The tonnage, grade and contained gold profiles for each deposit are interrogated at various cut-off grades to enable the engineers to clearly understand the characteristics of the mineralization and to focus on developing exploitation strategies that will optimize the net present value of the deposits. The cut-off grade that Ashanti has chosen for reporting purposes is the lowest grade that can be exploited at break-even for the highest envisaged gold price.

Classification of proven and probable reserves is based on a number of criteria including drill density, geological continuity, integrity of the data, ore accessibility and economic parameters.

The costs used in evaluating the economic operating profile for each ore block are based on actual costs incurred in the operation over the past year adjusted wherever appropriate for any inflation and exchange rate variances forecast for the coming year or cost decreases due to productivity improvements. Where new projects are concerned, the costs are based on actual materials prices, labor costs and engineering feasibility design parameters and are benchmarked wherever practical with similar operations elsewhere within the Ashanti group of companies or with peer operators nationally or internationally.

The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining.

Future metal prices used for estimating purposes are decided upon by Ashanti, based on information taken from internationally respected gold price analysts.

Location	Category of Ore Reserves	Tonnes (millions)	Grade (g/t)	Contained gold (million oz)
Obuasi				
Underground	Proven	4.2	7.5	1.0
	Probable	33.5	8.4	9.0
	Total	**37.7**	**8.3**	**10.1**
Surface	Proven	2.6	2.7	0.2
	Probable	-	-	-
	Total	**2.6**	**2.7**	**0.2**
Tailings	Proven	12.7	1.9	0.8
	Probable	3.8	2.0	0.2
	Total	**16.4**	**1.9**	**1.0**
Sub Total	Proven	19.5	3.2	2.0
	Probable	37.3	7.8	9.3
	Total	**56.8**	**6.2**	**11.3**
Other Locations				
Iduapriem (80%) [(1)]	Proven	39.4	1.6	2.0
Teberebie (90%)	Probable	9.7	1.7	0.5
	Total	**49.1**	**1.7**	**2.6**
Bibiani underground	Proven	-	-	-
	Probable	1.2	4.6	0.2
	Total	**1.2**	**4.6**	**0.2**
Bibiani surface	Proven	2.6	1.9	0.2
	Probable	1.3	2.9	0.1
	Total	**3.9**	**2.2**	**0.3**
Bibiani tailings	Proven	4.4	1.1	0.1
	Probable	0.4	1.0	0.0
	Total	**4.8**	**1.1**	**0.1**
Siguiri (85%) [(1)]	Proven	10.5	1.2	0.4
	Probable	33.4	1.2	1.2
	Total	**43.9**	**1.2**	**1.6**
Freda-Rebecca	Proven	3.1	2.5	0.2
	Probable	1.0	2.5	0.1
	Total	**4.1**	**2.5**	**0.3**
Geita (50%) [(1)]	Proven	14.2	3.3	1.5
	Probable	21.1	4.2	2.8
	Total	**35.3**	**3.8**	**4.3**
Total [(1)]	Proven	93.7	2.1	6.5
	Probable	105.4	4.2	14.2
	Total	**199.1**	**3.2**	**20.7**

Rounding of figures may result in computational discrepancies.

Notes:
(1) Reserves attributable to Ashanti's percentage interest shown.

General Description of Operations

The gold mining operations of Ashanti are Obuasi, Bibiani and Iduapriem/Teberebie in Ghana, Siguiri in Guinea, Geita in Tanzania and Freda-Rebecca in Zimbabwe.

Obuasi. Ashanti's oldest mine and largest reserve is located at Obuasi in the Ashanti region of Ghana. Ashanti has a 100% interest in the Obuasi mine. Gold mining has been conducted at this site for over 100 years and during that period, records show that Obuasi has to date produced approximately 28 million ounces of gold. Most production at Obuasi is from its underground mine, but there is also production from open-pit and tailings retreatment operations. The Obuasi mine site has separate sulphide, oxide and tailings treatment plants. Obuasi produced 513,163 ounces of gold, principally from underground operations, in the year ended December 31, 2003, compared with 537,219 ounces for the year ended December 31, 2002.

Bibiani. The Bibiani open-pit mine is located in the Western Region of Ghana, 90 kilometers west of Kumasi. Ashanti acquired Bibiani in 1996 when it acquired International Gold Resources Corporation ("IGR"), a Canadian-listed company, and Ghana Libyan Arab Mining Company Limited ("GLAMCO"). Ashanti has a 100% interest in the Bibiani mine. Gold production for the year ended December 31, 2003 was 212,716 ounces compared with 242,432 ounces for the year ended December 31, 2002. The main open-pit operations are scheduled to be completed in 2004, once the remaining open-pit ore reserve is completely mined out. Development of a decline ramp system for the exploration and possible development of an underground mining operation at Bibiani has commenced.

Iduapriem/Teberebie (attributable 80/90%). The Iduapriem open-pit mine, which is owned by Ghanaian Australian Goldfields Limited ("GAG"), is located in the Western Region of Ghana some 70 kilometers north of the coastal city of Takoradi, and 10 kilometers south west of Tarkwa. Ashanti acquired an 80% interest in the Iduapriem mine in 1996 when it acquired GAG's holding company. In June 2000, Ashanti acquired the entire issued share capital of Pioneer Goldfields Limited, which owns 90% of Teberebie Goldfields Limited (being the company which owns the mining lease to the Teberebie open-pit mine located adjacent to Iduapriem). The acquisition of the Teberebie reserves should extend the Iduapriem mine's life to approximately 2012. Ore is treated at these mines by heap leach or CIL methods. In the year ended December 31, 2003, Iduapriem/Teberebie produced 243,533 ounces of gold compared with 185,199 ounces of gold for the year ended December 31, 2002. The higher gold production was due to the increased mill throughput resulting from the upgrade of the processing plant during 2003. Installation of an additional ball mill and a new crusher is anticipated to commence during 2004 which will further increase mill capacity.

Ayanfuri. Ashanti acquired the Ayanfuri mine, located in the Central Region of Ghana, in 1996. Ayanfuri had exhausted substantially all of its gold reserves by December 31, 2000. Ashanti is currently implementing a mine closure plan under Obuasi mine management control.

Siguiri (attributable 85%). The Siguiri open-pit gold mine is located in the Siguiri District in the northeast of the Republic of Guinea, West Africa, approximately 850 kilometers from the capital city of Conakry. The nearest important town is Siguiri (approximately 50,000 inhabitants), located on the banks of the Niger River. Ashanti owns 85% of the Siguiri gold mine and the Government of Guinea owns the remaining 15%. Ashanti acquired its interest in Siguiri in 1996. The mine commenced operations in the first quarter of 1998. Production for the year ended December 31, 2003 was 252,795 ounces of gold compared with 269,292 ounces of gold for the year ended December 31, 2002. Between 2000 and 2002, production and cash operating costs were impacted by lower than expected metallurgical recovery from the material stacked during that time as well as by higher haulage and rehandling unit costs as a result of a decision to mine higher grade than planned material further from the mine. Construction of the CIP expansion project, which was suspended during 2003 due to irreconcilable differences with the engineering and construction contractor, was recommenced in the fourth quarter of 2003, following the appointment of a new contractor and the approval of the Ashanti Board in October 2003. This project, at a capital cost currently estimated to be approximately US$75 to US$80 million, is anticipated to be commissioned in the fourth quarter of 2004 to the first quarter of 2005.

Geita (attributable 50% prior to the combination, 100% following implementation of the combination). The Geita open-pit mine is situated in north-western Tanzania approximately 90 kilometers from the regional capital of Mwanza and 20 kilometers south of Lake Victoria in an area known as the Lake Victoria Goldfields. Before the combination, the operation was owned and operated by Ashanti and AngloGold in a joint venture following the purchase of a 50% interest by AngloGold in December 2000. The mine was commissioned in June 2000 and produced a total of 176,836 ounces of gold during the year 2000. In 2003, the Geita mine produced a total of 661,045 ounces of gold compared with 579,043 ounces for the year ended December 31, 2002. As of the date of completion of the combination between AngloGold and Ashanti, Geita ias wholly-owned and operated by and 100% attributable to AngloGold Ashanti. The Geita mine comprises a crusher, SAG and ball mill grinding circuit, a gravity circuit and a 14-tonne stripping plant.

Freda-Rebecca. Ashanti acquired the Freda-Rebecca mine in 1996. The mine is located at Bindura in Zimbabwe. Ashanti now conducts underground mining operations at Freda-Rebecca as the open-pits were mined out in 1998. The life of mine plan currently projects mining until approximately 2007 at current production rates. In 2003, Freda-Rebecca produced 51,091 ounces of gold compared with 98,255 ounces in 2002.

Operating Data for Ashanti's Operations

The following table presents summary consolidated operating data for Ashanti, based on Ashanti's audited consolidated financial statements for the two years ended December 31, 2003.

5

	Obuasi	Iduapriem/ Teberebie[1]	Bibiani	Siguiri[2]	Geita[3]	Freda- Rebecca
2002						
Recovered grade (oz/t)	0.12	0.05	0.09	0.03	0.12	0.09
Recovered grade (g/t)	3.62	1.54	2.94	0.89	3.62	2.65
Gold production (000 oz)	537	185	243	269	579	98
Attributable gold production (000 oz)	537	157	243	229	290	98
Cash operating costs (US$ million)	106.4	43.0	43.6	61.9	47.2	21.0
Cash operating costs per ounce (US$/oz)[4]	198	232	180	230	163	214
Total production costs per ounce (US$/oz)[5]	270	288	238	325	234	252
Capital expenditure (US$ million)	35.1	10.5	2.9	9.4	9.2	6.4
2003						
Recovered grade (oz/t)	0.10	0.05	0.08	0.05	0.12	0.04
Recovered grade (g/t)	3.06	1.46	2.55	0.81	3.60	1.33
Gold production (000 oz)	513	244	213	253	661	51
Attributable gold production (000 oz)	513	207	213	214	330	51
Cash operating costs (US$ million)	111.2	58.5	46.0	70.6	56.3	13.7
Cash operating costs per ounce (US$/oz)[4]	217	240	216	279	170	268
Total production costs per ounce (US$/oz)[5]	299	275	279	341	221	675
Capital expenditure (US$ million)	37.6	12.5	6.4	24.6	16.1	1.1

Notes:

(1) Ashanti owns an 80% interest in Iduapriem and a 90% interest in Teberebie.

(2) Ashanti owns an 85% interest in Siguiri. The Government of Guinea owns the remaining 15% interest at Siguiri. However, the Government of Guinea's interest is a free carry interest and, as a result, the Government of Guinea does not contribute to capital expenditure at Siguiri.

(3) Ashanti owns a 50% interest in Geita (since 2000). The remaining 50% is owned by AngloGold.

(4) Cash operating costs per ounce is a measure of the average cost of producing an ounce of gold, calculated by dividing the total cash operating costs in a period by the total gold production over the same period.

(5) Total production costs per ounce is a measure of the average cost of producing an ounce of gold, calculated by dividing the production costs in a period by the gold production over the same period; total production costs per ounce represents cash operating costs per ounce, plus royalties, depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs; total production costs per ounce is a non-GAAP measure of financial performance and should not be considered by investors in isolation or as alternatives to operating costs per ounce, total costs or any other measure of financial performance presented in accordance with GAAP or as an indicator of Ashanti's performance, or that of its mines. The calculation of total production costs per ounce may vary significantly among gold mining companies. However, Ashanti believes that total production costs per ounce provides a useful indicator to investors and management of performance including: (i) an indication of profitability and efficiency; (ii) the trend in costs as mines mature; (iii) a measure of gross margins per ounce, by comparison of the total production costs per ounce to the price of gold; and (iv) an internal benchmark of performance to allow for comparison against other mines. A reconciliation of total production costs per ounce to cash operating costs per ounce as included in Ashanti's audited financial statements for the two-year period ended December 31, 2003, is included in a Form 6-K submitted to the SEC by AngloGold Limited on March 19, 2004; see documents listed in "Incorporation By Reference". See also "Non-GAAP Financial Measures" above.

CONVERTIBLE BONDS

On February 27, 2004, our wholly-owned subsidiary AngloGold Holdings plc issued US$1,000,000,000 2.375 per cent guaranteed convertible bonds due 2009, each convertible into one of our ADSs and fully and unconditionally guaranteed by AngloGold Ashanti Limited (the "Convertible Bonds" or "Bonds").

Subject to certain restrictions, holders of Convertible Bonds are entitled to convert each Convertible Bond into our ADSs at the then applicable conversion price at any time from April 8, 2004 to the date falling seven business days (in England) prior to February 27, 2009, which is the scheduled final maturity date of the Bonds, or, if the Convertible Bonds are called for redemption earlier than February 27, 2009, the seventh business day prior to the date of early redemption.

If the Bonds have not been converted by the date falling seven business days prior to February 27, 2009, they will be redeemed at par on February 27, 2009. AngloGold Holdings plc has the option of calling an early redemption of all the Bonds at any time on or after March 14, 2007, if the price of the ADSs exceeds 130 percent of the conversion price for more than 20 days during any period of 30 consecutive trading days.

The initial conversion price for the Convertible Bonds is US$65.00 per AngloGold Ashanti ADS. The conversion ratio is subject to adjustment in case of various corporate events including share splits and capital distributions, which are described in the Terms and Conditions of the Convertible Bonds contained in the Trust Deed between AngloGold Holdings plc, AngloGold Limited and The Law Debenture Trust Corporation plc date February 27, 2004, (see Exhibit 4.2, under "Item 9. Exhibits"). If all holders of Convertible Bonds exercise their option to convert their Bonds into ADSs and assuming no adjustments are made to the initial conversion price, up to 15,384,615 new ADSs will be issued.

The Convertible Bonds, the ADSs issuable upon conversion of the Convertible Bonds and the ordinary shares underlying such ADSs have not been registered under the Securities Act. The offering of the Convertible Bonds comprised an offering of Bonds to institutional investors who are not US persons in offshore transactions outside the United States in reliance on Regulation S under the Securities Act and an offering in the United States to Qualified Institutional Buyers ("QIBs") in reliance on Rule 144A under the Securities Act. For as long as ADSs issued upon conversion of Bonds sold in the United States to QIBs in reliance on Rule 144A are considered "restricted securities" within the meaning of Rule 144 under the Securities Act (the "Restricted ADSs"), such Restricted ADSs will not be listed and will not trade on the New York Stock Exchange and they may not be deposited into our existing unrestricted depositary facility or any successor facility thereto for issuance of unrestricted ADSs.

On February 27, 2004, we entered into a Registration Rights Agreement, with Citigroup Global Markets Limited and Deutsche Bank AG London (the "Registration Rights Agreement"). Under the Registration Rights Agreement, we agreed to register any Restricted ADSs, the ordinary shares underlying such Restricted ADSs and any securities into which or for which such shares may have been converted and any security issued with respect thereto upon any stock dividend, split or similar event, upon request to that effect by the selling securityholders. See "Plan of Distribution".

SELLING SECURITYHOLDERS

This registration statement covers up to 3,650,000 of our ordinary shares represented by ADSs that may be offered for sale or otherwise transferred from time to time by the selling securityholders. The ADSs that may be resold under this prospectus by the selling securityholders listed below are Restricted ADSs that may be issued by us to the selling securityholders upon conversion of Convertible Bonds sold in the United States to QIBs in reliance on Rule 144A (see above under "Offering of Convertible Bonds").

Only selling securityholders identified below who beneficially own the securities set out in the table below on the effective date of the registration statement of which this prospectus is a part may sell ADSs pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of ADSs by any holder of Bonds not identified below, we will amend the registration statement of which this prospectus is a part by a post-effective amendment to set forth the requisite information, including the identity, number of Bonds beneficially owned by and number of ADSs to be issued upon conversion of such Bonds to be offered by each holder intending to sell such ADSs.

The following table sets forth, as of the date of this prospectus, the names and addresses of the selling securityholders, the principal amount of Convertible Bonds beneficially owned by each selling securityholder as of this date, the number of AngloGold Ashanti's ADSs to be issued upon conversion of such number of Bonds to be offered by each selling securityholder for sale from time to time by this prospectus and the total number of AngloGold Ashanti's ADSs and shares to be owned by each selling securityholder after the offering, assuming sale of all the ADSs offered for sale. The information below regarding the selling securityholders, including their identity, affiliations and beneficial ownership of our securities, is based solely on infromation provided by or on behalf of the respective selling securityholders. The selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their Bonds since the date on which they provided the information below.

Name and address of Selling Securityholder	Before the offering		After the offering
	Convertible Bonds beneficially owned	Number of ADSs to be offered for sale [1]	Total number of ADSs and shares beneficially owned after the offering [2]
DKR SoundShore Strategic Holding Fund Ltd.	$12,500,000	192,308	0 [3]
c/o DKR Capital Partners LP, 1281 East Main Street Stamford, CT 06902			
Maystone Continuum Master Fund, Ltd.	$1,000,000	15,384	0 [3]
20 East Elm Street Greenwich, CT 06830			

Forest Fulcrum Fund LP	$960,000	14,769	0[3]
53 Old Forest Avenue *Old Greenwich, CT 06870*			
Barclays Global Investors Diversified Alpha Plus Funds	$500,000	7,692	0[3]
53 Old Forest Avenue *Old Greenwich, CT 06870*			
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	$5,710,000	87,846	0[3]
53 Old Forest Avenue *Old Greenwich, CT 06870*			
Zurich Institutional Benchmarks Master Fund Ltd.	$680,000	10,461	0[3]
53 Old Forest Avenue *Old Greenwich, CT 06870*			
Forest Global Convertible Fund, Ltd., Class A-5	$3,940,000	60,615	0[3]
53 Old Forest Avenue *Old Greenwich, CT 06870*			
Lyxor/Forest Fund Limited	$1,620,000	24,923	0[3]
53 Old Forest Avenue *Old Greenwich, CT 06870*			
HFR RVA Select Performance Master Trust	$680,000	10,461	0[3]
53 Old Forest Avenue *Old Greenwich, CT 06870*			
Relay 11 Holdings Co.	$200,000	3,076	0[3]
53 Old Forest Avenue *Old Greenwich, CT 06870*			
Sphinx Convertible Arbitrage SPC	$220,000	3,384	0[3]
53 Old Forest Avenue *Old Greenwich, CT 06870*			
Xavex Convertible Arbitrage 4 Fund	$170,000	2,615	0[3]
53 Old Forest Avenue *Old Greenwich, CT 06870*			

---

(1)   Number of ADSs issuable upon conversion of Bonds. This assumes conversion of all Convertible Bonds held by each selling securityholder and is calculated on the basis of the initial conversion price for the Convertible Bonds of US$65.00 per AngloGold Ashanti ADS. The conversion ratio is subject to adjustment in case of various corporate events including share splits and capital distributions.

(2)   This assumes the sale of all ADSs to be offered for sale by this prospectus. The selling securityholders identified above may offer all, some or none of the ADSs issuable upon conversion of the Bonds the hold.

(3)   Represents less than one percent of our issued share capital.

We may amend or supplement this prospectus from time to time to update the disclosure provided here.

The selling securityholders have informed us that they have not held any position or office or had any material relationship with us or any of our affiliates within the past three years, other than as a result of the ownership of Convertible Bonds or ADSs.

PLAN OF DISTRIBUTION

The selling securityholders (and any of their pledgees, assignees and successors-in-interest) may offer and sell the ADSs at various times and from time to time on any stock exchange, market or trading facility on which the ADSs are traded or in private transactions. These sales may be at market prices then prevailing, at prices related to prevailing market prices, at negotiated prices or at fixed prices. Without limiting the generality of the foregoing, the selling securityholders may use any one or more of the following methods when selling ADSs:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- settlement of short sales entered into after the date of this prospectus;

- broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- by pledge to secure debts or other obligations;

- by an underwritten public offering;

- in a combination of any of the above; or

- any other method permitted pursuant to applicable law.

In addition, the selling securityholders may sell any ADSs that qualify for sale under Rule 144 or Regulation S under the Securities Act in transactions complying with Rule 144 or Regulation S, as applicable, rather than pursuant to this prospectus. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. We will not receive any proceeds from the sale of ADSs by the selling securityholders.

In order to comply with the securities laws of certain states, if applicable, the ADSs may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the ADSs may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and its requirements are met.

The selling securityholders may also sell ADSs short and deliver securities covered by this prospectus to close out their short positions, or loan or pledge the securities covered by this prospectus to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into options, swaps, derivatives or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the securities covered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemental or amended to reflect such transaction).

Broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in sales. Broker-dealers will either receive discounts or commissions from the selling securityholders, or they will receive commissions from purchasers of ADSs for whom they have acted as agents. Neither we, nor the selling securityholders can presently estimate the amount of this type of compensation. We know of no existing arrangements between the selling securityholders, any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the ADSs.

The selling securityholders and any broker-dealers who act in connection with the sale of the ADSs might be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of ADSs might be deemed to be underwriting discounts and commissions under the Securities Act. These broker-dealers may be acting as brokers, as principals in a riskless principal transaction or as principals engaging in a distribution of ADSs.

If there is a material change to the plan of distribution described here, we will file a prospectus supplement or a post-effective amendment to this prospectus, as appropriate, including, if appropriate, naming the broker-dealers acting as underwriters.

We have advised the selling securityholders that while they are engaged in a distribution of the ADSs included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With limited exceptions, Regulation M precludes the selling securityholders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing might affect the marketability of the ordinary shares offered.

All expenses incurred with respect to the registration of the ordinary shares underlying the ADSs owned by the selling securityholders will be borne by us, but we will not be obligated to pay any commissions, fees, discounts or expenses of any underwriter, broker, dealer or agent in connection with or incident to the sale of any of the selling securityholders' ADSs.

We will use our reasonable best efforts to keep this registration statement effective until the earlier of when all securities under this registration statement have been sold or the expiration of the holding period under Rule 144(k) under the Securities Act or any successor provision.

We will be permitted to suspend sales of securities under this registration statement in certain situations, provided that such suspensions shall not exceed 45 days in any three-month period and 120 days in any twelve-month period. Upon receipt of written suspension notice from us, the selling securityholders must cease sales of securities under this prospectus until we file and deliver to them a revised prospectus, or until we advise them in writing that the current prospectus may still be used and deliver to them copies of any additional or supplemental filings incorporated by reference, or deemed to be incorporated by reference, in the current prospectus. If we suspend sales under this registration statement, we will use our reasonable efforts to cause the use of the prospectus to be resumed as promptly as reasonably practicable after the suspension notice. However, we have the right to delay further sales of shares of our common stock until the conditions or circumstances justifying the suspension have ceased to exist or have been disclosed.

LEGAL MATTERS

Certain legal matters with respect to South African law will be passed upon for us by our South African counsel, Taback and Associates (PTY) Ltd. Certain legal matters with respect to United States and New York law will be passed upon for us by Shearman & Sterling LLP, who may rely, without independent investigation, on Taback and Associates (PTY) Ltd. regarding certain South African legal matters. The underwriters' own legal counsel will advise them about other issues relating to any offering.

EXPERTS

The consolidated financial statements of AngloGold Limited included in AngloGold Limited's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated by reference in this registration statement, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included in the Annual Report on Form 20-F and incorporated by reference in this registration statement. These consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Ashanti Goldfields Company Limited as of December 31, 2003 and 2002, and for each of the years in the period then ended, submitted to the SEC by AngloGold Limited on Form 6-K filed on March 19, 2004 and incorporated by reference in this registration statement, have been audited by Deloitte & Touche, independent auditors, as stated in their report which is incorporated by reference in this registration statement (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the differences between accounting principles generally accepted in the United Kingdom and accounting principles generally accepted in the United States of America and the effect that the application of the latter would have on the determination of profit attributable to shareholders and of shareholders' equity, and, a going concern uncertainty) and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the U.S. Securities and Exchange Commission. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available. Such reports may also be read and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington DC 20549. Please call the SEC at 1 (800) SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also consult reports and other information about us that we file pursuant to the rules of the JSE Securities Exchange South Africa, the London Stock Exchange, the Paris Bourse and the Australian Stock Exchange.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we submit to it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously submitted information. We incorporate herein by reference the documents listed below that we have submitted to the SEC:

- Annual report on Form 20-F for the year ended December 31, 2003;

- Form 6-K submitted on March 19, 2004, containing: Ashanti Goldfields Company Limited audited consolidated financial statements as at and for the years ended December 31, 2002 and 2003; Deloitte & Touche audit opinion; and a reconciliation of certain non-GAAP measures of Ashanti Goldfields Company Limited to GAAP measures; and

- Form 6-K submitted on March 19, 2004, containing pro forma condensed combined financial information as of and for the year ended December 31, 2003 to show the effects of the proposed combination with Ashanti Goldfields Company Limited, as well as the issue of guaranteed Bonds by a subsidiary of AngloGold Limited.

We incorporate herein by reference all subsequent annual reports filed with the SEC on Form 20-F under the Securities Exchange Act of 1934 and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference (1) after the date of this registration statement and before its effectiveness and (2) until this offering has been terminated. This prospectus is part of a registration statement filed with the SEC.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents we have incorporated by reference.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

AngloGold Americas Incorporated
509 Madison Avenue
Suite 1914
New York, New York 10022
Telephone: (800) 417 9255 or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com

You should rely only on the information incorporated by reference or provided in this prospectus and in any prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell or to buy only the securities referred to herein, but only under circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

Section 247 of the South African Companies Act 61 of 1973, as amended ("the SA Companies Act"), provides that any provision, whether contained in a company's articles of association or in any contract with the company, which purports to exempt any director or officer or auditor of the company from any liability which by law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company or to indemnify him against any such liability, shall be void. This provision is subject to two qualifications: (i) the stipulation does not apply to insurance taken out and kept by the company as indemnification for the benefit of the company against any liability of any director or officer towards the company in respect of any negligence, default, breach of duty or breach of trust; and (ii) a company may indemnify a director, officer or auditor in respect of any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in respect of any such proceedings which are abandoned, or in connection with which any application under section 248 of the SA Companies Act in which relief is granted to him by the court.

Section 248 of the SA Companies Act allows the court to relieve any director, officer or auditor of a company either wholly or partly from his liability if it appears to the court that the person concerned is or may be liable in respect of his negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, he ought fairly to be excused from the negligence, default, breach of duty or breach of trust.

Our articles of association provide that, subject to the provisions of Section 247 of the SA Companies Act, every director, manager, secretary and officer of the company shall be indemnified out of the funds of the company against all liabilities incurred by him as such director, manager, secretary or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with which any application under Section 248 of the SA Companies Act in which relief is granted to him by the court.

We have purchased directors' and officers' liability insurance.

Item 9. Exhibits

Exhibits:

2.1*   Transaction Agreement dated August 4, 2003, between AngloGold Limited and Ashanti Goldfields Company Limited, as amended by Deed of Amendment No. 1, dated September 2, 2003, Deed of Amendment No. 2, dated September 23, 2003, Deed of Amendment No. 3, dated October 29, 2003, Deed of Amendment No. 4, dated November 13, 2003, and Deed of Amendment No. 5, dated December 12, 2003.

4.1   Registration Rights Agreement dated February 27, 2004, between AngloGold Limited and Citigroup Global Markets limited and Deutsche Bank AG London.

4.2*   Trust Deed dated February 27, 2004, between AngloGold Holdings plc, AngloGold Limited and The Law Debenture Trust Corporation plc.

5.1   Opinion of Taback and Associates (PTY) Ltd., South African counsel to AngloGold Limited.

23.1   Consent of Ernst & Young, independent accountants of AngloGold Limited.

23.2   Consent of Deloitte & Touche, independent accountants of Ashanti Goldfields Company Limited.

23.3   Consent of Taback and Associates (PTY) Ltd. (included in its opinion filed as Exhibit 5.1).

24   Powers of Attorney of the registrants (included on the signature pages).

*   Filed as an exhibit to our Annual Report on Form 20-F for 2003, filed on March 19, 2004.

Item 10. Undertakings

(a)   The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act, as amended, need not be furnished, *provided*, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Form F-3.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, AngloGold Ashanti Limited, a corporation duly organized and existing under the laws of the Republic of South Africa, certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Johannesburg, South Africa on the 26th day of April 2004.

AngloGold Ashanti Limited

By: _____/s/_____
　　Name: Jonathan Best
　　Title: Executive Director, Finance

POWER OF ATTORNEY

Each of the undersigned do hereby constitute and appoint Jonathan G Best, Yedwa Z Simelane and Christopher R Bull and each of them, individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, in his or her name, place and stead, in any and all capacities (including his capacity as a director and/or officer of the registrant), to sign any and all amendments and post-effective amendments and supplements to this registration statement, and including any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

<u>Signature</u>	<u>Title</u>	<u>Date</u>
/s/ Robert M Godsell	Chief Executive Officer and Director (Principal Executive Officer)	4/26/2004
/s/ Russell P Edey	Chairman and Non-Executive Director	4/26/2004
/s/ Jonathan G Best	Executive Director (Finance) (Principal Financial Officer and Principal Accounting Officer)	4/26/2004
/s/ David L Hodgson	Chief Operating Officer and Executive Director	4/26/2004
/s/ Kelvin H Williams	Executive Director (Marketing)	4/26/2004
/s/ Frank B Arisman	Director (Non-Executive)	4/26/2004
/s/ Elisabeth R Bradley	Director (Non-Executive)	4/26/2004
/s/ Colin B Brayshaw	Director (Non-Executive)	4/26/2004
/s/ Anthony W Lea	Director (Non-Executive)	4/26/2004

Signature	Title	Date
/s/ Thokoana J Motlatsi	Deputy Chairman and Director (Non-Executive)	4/26/2004
/s/ William A Nairn	Director (Non-Executive)	4/26/2004
/s/ Nicholas F Oppenheimer	Director (Non-Executive)	4/26/2004
/s/ Julian Ogilvie Thompson	Director (Non-Executive)	4/26/2004
/s/ Anthony J Trahar	Director (Non-Executive)	4/26/2004
/s/ Peter V O'Connor	Authorized Representative In the United States	4/26/2004